Exhibit 5.1

K&L Gates LLP

1601 K Street, N.W. Washington, DC 20006

1-202-778-9000

[Date], 2025

Krane Funds Advisors, LLC

as sponsor to the KraneShares Crypto Trust

280 Park Avenue, 32nd Floor

New York, New York 10017

Ladies and Gentlemen:

We have acted as counsel to KraneShares Coinbase 50 Index ETF (the “Fund”), a series of KraneShares Crypto Trust, a Delaware statutory trust (the “Trust”), in connection with the preparation and filing with the Securities Exchange Commission under the Securities Act of 1933, as amended (the “1933 Act”), of a Registration Statement on Form S-1 (File No. 333-288363) (as amended, the “Registration Statement”) relating to the registration of an indeterminate number of shares representing fractional undivided beneficial interests in the net assets of the Fund (“Shares”).

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Second Amended and Restated Agreement and Declaration of Trust of the Trust, dated June 11, 2025, by and between the Company and CSC Delaware Trust Company (the “Trust Agreement”), and such other Trust records, certificates, documents and statutes that we have deemed relevant. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company. In rendering our opinion, we also have made the assumptions without independent verification, (i) the due authority of all individuals signing in representative capacities and the genuineness of signatures; (ii) the authenticity, completeness and continued effectiveness of all documents or copies furnished to us; (iii) that any resolutions provided have been duly adopted; and (iv) that no amendments, agreements, resolutions or actions have been approved, executed or adopted which would limit, supersede or modify the items described above. Where documents are referred to in resolutions approved by the sole member of the Company, or in the Registration Statement, we have assumed such documents are the same as in the most recent form provided to us, whether as an exhibit to the Registration Statement or otherwise.

Our opinion set forth below is limited to the law of the State of Delaware governing statutory trusts, and we express no opinion with respect to the laws of any other jurisdiction or to any other laws of the State of Delaware. Further, we express no opinion as to compliance with any state or federal securities laws, including the securities laws of the State of Delaware.

Based upon and subject to the foregoing, it is our opinion that the Shares are duly authorized for issuance by the Company and, when issued and delivered against payment therefor in accordance with the terms, conditions, requirements and procedures described in the Registration Statement, will be validly issued and, subject to the qualifications set forth in the Trust Agreement, fully paid and nonassessable beneficial interests in the Trust.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations thereunder.

Yours truly,

K&L Gates LLP